ADCARE HEALTH SYSTEMS, INC.

1145 Hembree Road

Roswell, Georgia 30076

August 29, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Mr. Larry Spirgel

Re:                             AdCare Health Systems, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed July 8, 2013

Forms 10-Q/A for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012

Filed July 8, 2013

File No. 001-33135

Ladies and Gentlemen:

On behalf of AdCare Health Systems, Inc. (the “Company”), the undersigned hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to Mr. Boyd P. Gentry, dated August 16, 2013.  For the convenience of the Staff, the Company has restated in this letter in italics each of the Comments and numbered each of the Company’s responses to correspond to the number of each of the Comments.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Principles of Consolidation, page 72

1.                                      Please give us your SAB 99 analysis and explain for us why inclusion of the Oklahoma Owners VIEs in the financial statements for the year ended December 31, 2011 was not material to such financial statements. Provide us with an analysis of the forgone adjustments that would have been required to de-consolidate these VIEs at December 31, 2011.

Background

In response to the Staff’s Comment, and in accordance with the Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), the Company has assessed the materiality of including the Oklahoma Owners in the Company’s financial statements as of and for the year ended December 31, 2011.  For purposes of this letter, “Oklahoma Owners” means, collectively, the five entities controlled by Christopher Brogdon and his spouse, Connie Brogdon, which acquired five skilled nursing facilities located in Oklahoma (the “Oklahoma Facilities”) effective August 1, 2011.  Mr. Brogdon is the Company’s Vice Chairman of the Board and beneficial owner of greater than 10% of the Company’s common stock.

SAB 99 states that a matter is material if there is a substantial likelihood that a reasonable person would consider it important. In addition, pursuant to SAB 99, a registrant should tailor its assessment of materiality to consider factors that are relevant to the registrant’s own facts and surrounding circumstances and should consider company specific trends and performance metrics that may influence investment decisions, including the metrics that a registrant considers important enough to include in its press releases and earnings calls as well as the metrics analysts cover in their reports.

In accordance with the SAB 99’s guidance, the Company has reviewed and set forth below the relevant quantitative and qualitative considerations in formulating its conclusions.

Quantitative and Qualitative Assessment

The attached exhibits are provided in support of the quantitative materiality assessment:

Exhibit 1 — December 31, 2012 Consolidated Balance Sheet in comparison to the December 31, 2011 As Reported and Pro Forma Consolidated Balance Sheets.  For purposes of this letter, (i) “As Reported” presents the information as filed with the Commission, which consolidates the Oklahoma Owners in the Company’s consolidated financial statements, and (ii) “Pro Forma” presents the information on a deconsolidated basis,  excluding the Oklahoma Owners from the Company’s consolidated financial statements.  Also included are the dollar amount and percentage differences between As Reported and Pro Forma.

Exhibit 2 — December 31, 2012 Consolidated Statement of Operations in comparison to December 31, 2011 As Reported and Pro Forma Statement of Operations.  Also included are the dollar amount and percentage differences between As Reported and Pro Forma and reconciliations to Adjusted EBITDAR from continuing operations.

Balance Sheet (Dollar Amounts in 000’s):

The consolidation of the Oklahoma Owners results in the overstatement at December 31, 2011 of current assets by $1,015, or 3.5%, and current liabilities by $1,004, or 2.9%.  The differences in individual line items are all less than 5.0%, except for prepaid expenses at 5.3%, and are not deemed material.  The Company believes the dollar amount of the overstatement of prepaid expenses ($35) is not material.  The working capital ratio at December 31, 2011 is 0.84 on both an As Reported and Pro Forma basis (no change). Based on the above, the Company has concluded that the unrecorded adjustments are not material to current assets and current liabilities.

The overstatement of total assets due to the consolidation of the Oklahoma Owners is $12,733, or 8.0%, and total liabilities are overstated by $13,393, or 9.3%. These differences primarily result from the property and equipment, net, deferred loan costs, net and the long-term debt incurred by the Oklahoma Owners to acquire the Oklahoma Facilities.  Although these differences are quantitatively more than inconsequential, the Company has concluded they are not material for the qualitative considerations addressed below.  The summarized balance sheet of the Oklahoma Owners at December 31, 2011 is included in Note 20 to the Company’s financial statements as of and for the year ended December 31, 2012.

Statement of Operations (Dollar Amounts in 000’s):

Year ended December 31, 2011:

As Reported 2011 total revenues are overstated by $4,847, or 3.5%, due to the consolidation of the Oklahoma Owners.  The Company does not believe the overstatement of total revenues at 3.5% is material, and the difference does not materially impact revenue due to the sizable increase in revenue from 2011 to 2012 from acquisition growth.

As Reported 2011 total expenses are overstated by $4,279, or 3.1%, due to the consolidation of the Oklahoma Owners, which the Company does not believe is material.  As Reported 2011 total other expense, net, which consists of interest expense, net, and acquisition costs, net of gains, is overstated by $1,228, or 16.8%.  The Company does not believe this is material as these expenses do not impact Adjusted EBITDAR from continuing operations, which is the operating performance measurement reported by the Company.

As Reported 2011 operating income is overstated by $568, or 51.2%, due to the consolidation of the Oklahoma Owners. The 2011 loss from continuing operations is overstated by $660, or 10.3%, and net loss by $660, or 8.7%. Adjusted EBITDAR from continuing operations is overstated by $781, or 5.6%, due to the consolidation of the Oklahoma Owners.  There is no tax impact related to the Oklahoma Owners.  The Company believes that the unrecorded adjustments on operating income, loss from continuing operations, net loss and Adjusted EBITDAR from continuing operations are not material because the dollar amounts of such adjustments are quantitatively immaterial.

Company Specific Trends and Performance Metrics that May Influence Investment Decisions and the Company’s Own Facts and Circumstances

As stated in the Company’s earnings releases, earnings calls and filings with the Commission, since mid-2010 the Company has initiated an acquisition and integration strategy.  With respect to this strategy, the Company believes that its investors and analysts have been interested in revenue growth, same-facility revenue trends, income from operations, Adjusted EBITDAR from continuing operations, the percentage of Adjusted EBITDAR from continuing operations to total revenues, payer census trends, the nature of and quantity of acquisitions closed, and the pipeline of pending acquisitions.

Although the Company has not described or commented to any significant extent on working capital ratios or debt leverage ratios, the Company believes these are balance sheet metrics that may be relevant to readers of its financial statements.

The unrecorded differences due to the consolidation of the Oklahoma Owners do not materially understate revenue growth trends.  Revenue growth in 2012 relative to 2011 is 1.46x As Reported and 1.51x on a Pro Forma basis.  In context to the relative large increase in year-over-year revenue, this variance is not material.

The unrecorded differences due to the consolidation of the Oklahoma Owners do not significantly impact same-facility revenue trends because the Oklahoma Facilities were acquired by the Oklahoma Owners in August 2011 and are excluded in the “same facility revenue” metrics.

Given the high growth through acquisition strategy, a metric often used by the Company (and monitored by investors) is the percentage of Adjusted EBITDAR from continuing operations to total revenues, which is 10.1% and 9.8% on an As Reported and Pro Forma basis, respectively.  This 0.3% variance is not material and does not materially impact the Adjusted EBITDAR from continuing operations to total revenues trend.

From a balance sheet perspective, the current ratio at December 31, 2011 is 0.84 on both an As Reported and Pro Forma basis (no change).  The debt to equity ratio at December 31, 2011 is 7.16x As Reported and 6.39x on a Pro Forma basis (i.e. the Company is heavily leveraged with or without Oklahoma Facilities debt).  This variance is not material and does not materially impact the debt leverage ratio trend.

The largest effect of the unrecorded differences due to the consolidation of the Oklahoma Owners is the overstatement of total assets ($12,733, or 8%) and total liabilities ($13,393, or 9.3%).  Although the differences are more than inconsequential, the Company believes that these differences are not material because they do not impact Adjusted EBITDAR from continuing operations in a material manner (i.e., the assets and liabilities of the Oklahoma Owners which contribute to the differences primarily result in depreciation and interest expense which are not elements of Adjusted EBITDAR from continuing operations).  The Company believes that Adjusted EBITDAR from continuing operations provides a meaningful and consistent comparison of the Company’s business between periods by eliminating certain items required by GAAP which have little or no significance in the Company’s day-to-day operations.  Accordingly, the Company believes that Adjusted EBITDAR from continuing operations is a measure which is useful to investors in evaluating the Company’s performance.  As noted above, the percentage of Adjusted EBITDAR from continuing operations to total revenues is relatively unchanged at 10.1% and 9.8% on an As Reported and Pro Forma basis, respectively.

Evaluating the significance placed by an investor on the Oklahoma Facilities acquisition is difficult to evaluate.  However, it is noted that in the months leading up to the acquisition of the Oklahoma Facilities by the Oklahoma Owners (June and July 2011) the per share closing price of the Company’s common stock ranged between $4.73 and $5.90.  In the month after such acquisition, the per share closing price of the Company’s common stock ranged between $4.50 and $5.37.  Based on the foregoing market data, it would appear that the Oklahoma Facilities acquisition did not have a significant impact on the price of the Company’s common stock and that such acquisition was not viewed by investors and analysts as a significant event in the valuation of the Company.

Considerations Referenced in SAB 99

SAB 99 identifies a number of specific quantitative and qualitative factors often assessed in evaluating the materiality of a misstatement of the financial statements.  These factors are set forth below in italics followed by the Company’s response to each factor.

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

This matter relates to the application and interpretation of accounting guidance.

•                  Whether the misstatement masks a change in earnings or other trends.

As discussed above and illustrated in Exhibits 1 and 2 attached hereto, the differences due to the consolidation of the Oklahoma Owners do not significantly change or mask any trends of significance.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

No.  Similar to most small CAP or smaller reporting companies, the Company does not have a significant following by analysts.  In fact, only two or three analysts follow the Company currently and there were no analysts’ expectations prior to 2012.

•                  Whether the misstatement changes a loss into income or vice versa.

The differences due to the consolidation of the Oklahoma Owners do not directionally change operating income, net loss from continuing operations, or net loss.

•                  Whether the misstatement concerns a segment.

The differences due to the consolidation of the Oklahoma Owners all impact the Company’s Skilled Nursing Facility segment.  Effective in the fourth quarter of 2012, after the disposition of the majority of the Company’s assisted living facilities, the Company no longer maintains multiple reporting segments.  Thus, relevance to segment reporting is not significant.

•                  Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The misstatement due to the consolidation of the Oklahoma Owners did not affect the Company’s compliance with regulatory requirements.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The misstatement due to the consolidation of the Oklahoma Owners did not affect the Company’s compliance with loan covenants or other contractual requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation.

The misstatement due to the consolidation of the Oklahoma Owners did not have the effect of increasing management’s compensation in 2011.

•                  Whether the misstatement involves concealment of an unlawful transaction.

The misstatement due to the consolidation of the Oklahoma Owners did not involve the concealment of an unlawful transaction.

Conclusion

Based on both the quantitative and qualitative considerations discussed above, the Company believes that the consolidation of the Oklahoma Owners in the Company’s consolidated financial statements as of and for the year ending December 31, 2011 is not material and, therefore, restatement of such financial statements is not required.  Furthermore, a reader of the Company’s consolidated financial statements is able to completely assess the Company’s results, with and without the consolidation of the Oklahoma Owners, because the summarized balance sheet of the Oklahoma Owners for 2011 is included in Note 20 to the Company’s financial statements as of and for the year ended December 31, 2012.  Moreover, due to the Company’s continued growth by acquisition, a comparison of the Company’s consolidated financial statements for the year ended December 31, 2012 and 2011 is not overly meaningful.

Non-GAAP Financial Information

The Company defines: (i) “Adjusted EBITDA from continuing operations “ as net income (loss) from continuing operations before interest expense, income tax expense; depreciation and amortization (including amortization of non-cash stock-based compensation), acquisition costs (net of gains), loss on extinguishment of debt, derivative loss or gain and other non-routine adjustments; and (ii) “Adjusted EBITDAR from continuing operations” as net income (loss) from continuing operations before interest expense; income tax expense, depreciation and amortization (including amortization of non-cash stock-based compensation), acquisition costs (net of gains), loss on extinguishment of debt, derivative loss, rental expense and other non-routine adjustments.

Adjusted EBITDA from continuing operations and Adjusted EBITDAR from continuing operations should not be considered in isolation or as a substitute for net income, income from operations or cash flows provided by, or used in, operations as determined in accordance with GAAP.  Adjusted EBITDA from continuing operations and Adjusted EBITDAR from continuing operations are used by management to focus on operating performance and management without mixing in items of income and expense that relate to the financing and capitalization of the business, fixed rent or lease payments of facilities, derivative loss or gain, and certain acquisition related charges and other non-routine adjustments.

The Company believes these measures are useful to investors in evaluating the Company’s performance, results of operations and financial position for the following reasons:

•                                          They are helpful in identifying trends in the Company’s day-to-day performance because the items excluded have little or no significance to the Company’s day-to-day operations;

•                                          They provide an assessment of controllable expenses and afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance; and

•                                          They provide data that assists management to determine whether or not adjustments to current spending decisions are needed.

The Company believes that the use of the measures provides a meaningful and consistent comparison of the Company’s underlying business between periods by eliminating certain items required by GAAP, which have little or no significance in the Company’s day-to-day operations.

Item 9, Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 138

2.                                      We note form the final bullet point on page 139 that you have expanded your internal audit procedures regarding the review of journal entries and non-recurring transactions, areas that appear underlie restatements made to correct errors in your 2012 Forms 10-Q. It is unclear to us how these matters were addressed in your disclosure of material internal control weaknesses in the third paragraph of page control 139. Please clarify and revise as necessary in accordance with Item 308(a)(3) of Regulation S-K to disclose each material weakness in your “internal control over financial reporting that was identified by management” as of December 31, 2012.

The Company did not maintain sufficient, adequately trained and qualified personnel with technical expertise in U.S. GAAP and financial reporting in its corporate accounting function.  As a result, the Company’s accounting personnel were unable to perform complete, comprehensive, timely and effective review and analysis, and management was unable to effectively review complex and/or non-routine transactions or the journal entries related thereto.  In the section titled “Management’s Report on Internal Control Over Financial Reporting” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, management identified as material weaknesses in the Company’s internal control over financial reporting weaknesses in: (i) the Company’s ability to appropriately account for complex or non-routine transactions and (ii) the quality and sufficiency of the Company’s finance and accounting resources.  In response to these material weaknesses, the Company, among other things, expanded its internal audit plan to include a quarterly review of complex and non-routine transactions and related journal entries, although the Company did not consider the lack of such review a material weakness.  Complex and non-routine transactions and related journal entries are now reviewed quarterly by management with the Company’s audit committee and internal auditors.

Form 10-Q/A for the quarterly period ended March 31, 2012

Item 4, Controls and Procedures, page 35

3.                                      It is unclear to us from the first full and the penultimate paragraphs of page 36 whether management’s evaluation of the effectiveness of disclosure controls and procedures, in this and subsequent amended filings, is as of the end of each 34 Act interim reporting period or as of December 31, 2012. Please clarify. If management’s evaluation of the effectiveness of disclosure controls and procedures was not performed as of the end of this and each subsequent 34 Act interim reporting period please tell us why. Address in your response the numerous accounting and reporting errors affecting those periods. Item 307 of Regulation S-K requires that management evaluate the effectiveness of disclosure controls and procedures “as of the end of the period covered by the report”.

Management’s evaluation of the effectiveness of disclosure controls and procedures was conducted as of the end of the period covered by the Quarterly Report on Form 10-Q/A for each of the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012.  Part I, Item 4, Controls and Procedures, of each such report sets forth the following disclosure under the section titled “Evaluation of Disclosure Controls and Procedures”:

“Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report (the “Evaluation Date”). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective.”

The foregoing disclosure states that management’s evaluation of disclosure controls and procedures was as of the end of the period covered by the applicable quarterly report.  The section titled “Management’s Report on Internal Control Over Financial Reporting” included in Part I, Item 4, Controls and Procedures, of each such quarterly report was included therein because, although it relates to management’s evaluation of internal control over financial reporting as of December 31, 2012 (subsequent to the Evaluation Date),  the Company believed that such section provided useful information to a reader.

Note 2. Restatement of Previously Issued Consolidated Financial Statements, page 11

4.                                      We note that your recent reassessment of your previous conclusion regarding the consolidation of the “Oklahoma Owners” VIEs resulted in restatement of your 2012 interim financial statements. Explain for us the basis in ASC 810 for your revised conclusion. Identify for us the underlying facts and circumstances that caused you to come to a conclusion different from your previously held conclusion. Please also address the December 20, 2012 subordination of your 5% management fee under the credit agreement with Gemino Healthcare Finance, LLC in your response.

Background

As discussed in the Company’s response to Comment 1, the Oklahoma Owners acquired the Oklahoma Facilities effective August 1, 2011.  In connection therewith, AdCare Oklahoma Management, LLC (“Oklahoma Management”), a wholly-owned subsidiary of the Company, entered into a Management Agreement with the Oklahoma Owners (the “Oklahoma Management Agreement”) pursuant to which Oklahoma Management supervises the management of the Oklahoma Facilities for a monthly fee equal to 5% of the monthly gross revenues of the Oklahoma Facilities.  Upon acquisition, the Company concluded that it was the primary beneficiary of the Oklahoma Owners and, pursuant to Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 810, Consolidation - Overall (“ASC 810”), consolidated the Oklahoma Owners in the Company’s consolidated financial statements for the year ended December 31, 2011.

Each Oklahoma Owner is a limited liability company owned by the same two members:  (i) Oklahoma Financial, LLC (“Oklahoma Financial”), which owns 35% of the membership units of each Oklahoma Owner; and (ii) Oklahoma Operating, LLC (“Oklahoma Operating”), which owns 65% of the membership units of each Oklahoma Owner.  Ms. Connie Brogdon, the wife of Mr. Christopher Brogdon, owns 70.8% of the membership units of Oklahoma Operating and, therefore, is the majority member of the majority member of each Oklahoma Owner.

Pursuant to the Operating Agreement of each Oklahoma Owner (each, an “Owner Operating Agreement”):

•                  The full and exclusive right, power and authority to manage the business and affairs of each Oklahoma Owner are delegated to a Board of Managers (except for matters for which the approval of the members of the Oklahoma Owner is expressly required by the Owner Operating Agreement or applicable law (collectively, “Member Consent Matters”)).

•                  The Board of Managers consists of individuals who are appointed to, and may be removed from, the Board of Managers only by the affirmative vote of the holders of a majority of the membership units (a “Majority Vote”).

•                  Any Member Consent Matter is also determined by a Majority Vote.

•                  Mr. Brogdon currently serves as the sole member of the Board of Managers of each Oklahoma Owner.

Similarly, the Owner Operating Agreement provides that: (i) the full and exclusive right, power and authority to manage the business and affairs of Oklahoma Operating are delegated to a Board of Managers (except for Member Consent Matters); (ii) the Board of Managers of Oklahoma Operating consists of individuals who are appointed to, and may be removed from, the Board of Managers only by a Majority Vote; and (iii) any Member Consent Matter is also determined by a Majority Vote.

Based on the foregoing, the Company determined that: (i) Oklahoma Operating (as holder of 65% of the membership units of each Oklahoma Owner) has the power to determine the Board of Managers of each Oklahoma Owner and to direct the outcome of any Member Consent Matter with respect to each Oklahoma Owner; and (ii) Ms. Brogdon, as holder of 70.8% of the membership units of Oklahoma Operating, has the power to determine the Board of Managers of Oklahoma Operating and to direct the outcome of any Member Consent Matter with respect to Oklahoma Operating. Ms. Brogdon, majority member of Oklahoma Operating, appointed Mr. Brogdon as the sole member of the Board of Managers of Oklahoma Operating. Similarly, Oklahoma Operating has appointed Mr. Brogdon as the sole member of the Board of Managers of each of the Oklahoma Owners.  As a result of the power structures described above, Mr. and Ms. Brogdon (collectively, “the Brogdons”) effectively control Oklahoma Operating and, through this entity, each Oklahoma Owner.

The Oklahoma Owners financed the acquisition of the Oklahoma Facilities with USDA-guaranteed loans from Metro City Bank and Bank of Atlanta in the aggregate amount of approximately $9.8 million, as well as a $2.8 million promissory note issued by Oklahoma Operating (funded by Oklahoma Financial). Each of the Metro City Bank and Bank of Atlanta loans is guaranteed by all the Oklahoma Owners as well as  the Brogdons and Anita Thomas, minority member in Oklahoma Operating. The promissory note is guaranteed by the Brogdons and Brogdon Family, LLC. None of these debt instruments are guaranteed by the Company.

In the third quarter of 2011, the Company concluded that it was the primary beneficiary of the Oklahoma Owners and needed to consolidate the Oklahoma Owners in accordance with ASC 810-10-25-42 because Mr. Brogdon is a related party as defined in ASC 810-10-25-43 and has a variable interest in the Oklahoma Owners.  During the process of finalizing the Company’s consolidated financial statements for the year ended December 31, 2012, the Company re-assessed its initial conclusion that it was the primary beneficiary of the Oklahoma Owners.  In the re-assessment process, the Company concluded that it should not have consolidated the Oklahoma Owners.

Re-assessment

In accordance with ASC 810-10-25-38A, a reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.              The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.              The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

In addition, according to ASC 810-10-25-42, for purposes of determining whether it is the primary beneficiary of a VIE, a reporting entity with a variable interest shall treat variable interests in that same VIE held by its related parties as its own interest. Taking this into account and considering the related-party guidance in ASC 850-10-25-20, the Company determined that it needed to consider its variable interest in the Oklahoma Owners in combination with the variable interests held by the Brogdons. No additional related parties’ participation in the analyzed transaction has been identified.

In accordance with ASC 810-10-25-44, If two or more related parties (including the de facto agents described in the preceding paragraph) hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

a.              The existence of a principal-agency relationship between parties within the related party group

b.              The relationship and significance of the activities of the VIE to the various parties within the related party group

c.               A party’s exposure to the expected losses of the VIE

d.              The design of the VIE

The Company identified the guarantees of the debt of the Oklahoma Owners made by the Brogdons and the Brogdons’ equity interests in the Oklahoma Owners as variable interests held by the Company’s related parties that needed to be included in the primary beneficiary analysis. Further, in accordance with ASC 810-10-25-38A, it must be noted that if an enterprise determines that it individually meets the characteristics necessary to be deemed the variable interest entity’s primary beneficiary, then related parties or de facto agents of the reporting enterprise generally have no effect on the primary beneficiary determination. The same is true for each related party that holds a variable interest in the variable interest entity. Each one of the related parties can be determined to be the primary beneficiary if it individually meets the above-listed characteristics of a primary beneficiary.

In accordance with the guidance quoted above, the Company evaluated whether any of the variable interest holders in its related-party group with the Brogdons individually had the characteristics of a primary beneficiary with respect to the Oklahoma Owners.  The analysis first focused on which party had the power to direct the activities of the Oklahoma Owners that most significantly impacted their economic performance. Specifically, the Company focused on the risks the entities were designed to create and pass through to it variable interest holders and the activities that most significantly impacted those risks (and ultimately the Oklahoma Owners’ economic performance). The principal risk that the Oklahoma Owners were designed to create is operations risk with respect to the Oklahoma Facilities. The following were considered with respect to the power to direct the activities:

•                 While Oklahoma Management manages the day-to-day operations of the Oklahoma Facilities, the Oklahoma Management Agreement does not transfer to Oklahoma Management or the Company the power to direct the activities of the Oklahoma Facilities that most significantly impact their financial performance because such power is vested in the Brogdons.

•                  According to the Owner Operating Agreement, the business and affairs of each entity are managed by its Board of Managers. Each Oklahoma Owner has a one-member Board of Managers which currently consists of Mr. Brogdon.  Mr. Brogdon has been appointed to the Board of Managers of the each of the Oklahoma Owners by Oklahoma Operating for which he also serves as the sole member of its Board of Managers.  Ms. Brogdon, the majority member of Oklahoma Operating, appointed Mr. Brogdon to its Board of Managers.

•                  The Oklahoma Management Agreement between Oklahoma Management and the Oklahoma Owners can be terminated without cause at any time by either party upon giving a 30-day written notice.

•                  Mr. Brogdon, as the sole member of the Board of Managers of each Oklahoma Owner, has the unilateral ability to terminate the Oklahoma Management Agreement.  In accordance with ASC 810-10-25-38C, a single reporting entity (including its related parties and de facto agents) that has the unilateral ability to exercise kick-out rights or participating rights may be the party with the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

•                  The responsibilities of Oklahoma Management under the Oklahoma Management Agreement with the Oklahoma Owners are limited to the day-to-day operations. Any physical improvement or items of equipment in excess of $5,000 is subject to separate approval by Oklahoma Owners. Oklahoma Management is responsible for providing orderly payment of accounts payable, employee payroll, taxes and insurance premiums, but only to the extent the Oklahoma Owners have funds available.

•                  Mr. Brogdon has more than 20 years of experience in the nursing home, assisted living and retirement community industry.  Since 1998, Mr. Brogdon has owned and operated Brogdon Family, LLC, which owns and operates nursing homes, assisted living facilities and restaurants. Mr. Brogdon has extensive experience with nursing home development, acquisitions and mergers as well as experience in financing those activities.

Further, the Company considered the guidance in ASC paragraph 810-10-25-38G which states that consideration should be given to situations in which an enterprise’s economic interest in a variable interest entity, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. Although this factor is not intended to be determinative in identifying a primary beneficiary, the level of an enterprise’s economic interest may be indicative of the amount of power that enterprise holds.

Additionally, the Company considered the guidance in ASC 810-10-15-13A which states that for purposes of applying the Variable Interest Entities Subsections, only substantive terms, transactions, and arrangements, whether contractual or non-contractual, shall be considered. Any term, transaction, or arrangement shall be disregarded when applying the provisions of the Variable Interest Entities Subsections if the term, transaction, or arrangement does not have a substantive effect on any of the following: (a) a legal entity’s status as a VIE; (b) a reporting entity’s power over a VIE; and (c) a reporting entity’s obligation to absorb losses or its right to receive benefits of the legal entity. In this respect, the Company considered whether the Brogdons had the economic and business substance consistent with their ownership and contractual power to control the Oklahoma Owners and noted the following:

•                 The Brogdons are significantly exposed to the losses of the Oklahoma Facilities through their personal guarantee of the debt incurred by the Oklahoma Owners, which financed substantially all of the purchase price for the acquisition of the Oklahoma Facilities. The Brogdons, through their equity interest in the Oklahoma Owners, will also benefit from any increases in the fair value of the net assets of the Oklahoma Owners.

The Company never made a substantive open-ended commitment to absorb any losses of Oklahoma Owners even though the Company temporarily accommodated such losses by deferring collection of the management fees owed to Oklahoma Management under the Oklahoma Management Agreement. This deferral was only a temporary solution until the Oklahoma Owners arranged for an independent credit line with Gemino Healthcare Finance, LLC (“Gemino”) in December 2012 to help finance their working capital requirements. The payment of management fees to Oklahoma Management is subordinated to the loan with Gemino.  As discussed above, the Oklahoma Management Agreement between Oklahoma Management and the Oklahoma Facilities can be terminated without cause at any time by either party upon giving a 30-day written notice.

Conclusion

Based upon the analysis above, the Company determined that the Brogdons (through their control of Oklahoma Operating and Oklahoma Owners) have both a significant variable interest in, and the power to direct the activities that most significantly impact the economic performance of the Oklahoma Owners.  The Brogdons, and not the Company, are therefore the primary beneficiary of the Oklahoma Owners and the Oklahoma Owners should not have been consolidated in the Company’s consolidated financial statements as of and for the period ended December 31, 2011.

5.                                      For each balance sheet date; March 31, 2012, June 30, 2012 and September 30, 2012, please provide us with debt covenant information that is comparable to the information provided on pages 61 and 62 of your December 31, 2012 Form 10-K. Tell us the impact the corrected amounts would have had on those debt covenants for each such interim period. Specify which, if any, debt covenants would have been violated.

In response to the Staff’s Comment, set forth below is the debt covenant information for the quarterly periods ended March 31, 2012, June 30, 2012, and September 30, 2012, which is comparable to the debt covenant information provided in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Debt Covenant Compliance — March 31, 2012

As of March 31, 2012, the Company (including its consolidated variable interest entity) had 26 different credit facilities (credit facilities, mortgage notes, bonds and other credit obligations) outstanding that include various financial and administrative covenant requirements. Covenant requirements include, but are not limited to, fixed charge coverage ratios, debt service coverage ratios, minimum EBITDA or EBITDAR, current ratios and tangible net worth requirements. Certain financial covenant requirements are based on consolidated financial measurements whereas others are based on subsidiary level (i.e., facility, multiple facilities or a combination of subsidiaries comprising less than the Company’s consolidated financial measurements). Some covenants are based on annual financial metric measurements whereas others are based on monthly or quarterly financial metric measurements. The Company routinely tracks and monitors its compliance with its covenant requirements. In recent periods, including as of March 31, 2012, the Company has not been in compliance with certain financial and administrative covenants. For each instance of such non-compliance, the Company has obtained waivers or amendments to such requirements, including, as necessary, modifications to future covenant requirements or the elimination of certain requirements in future periods.

The following table includes financial covenant requirements as of the last measurement date as of or prior to March 31, 2012 where the Company was not in compliance with the financial covenant or it achieved compliance with the covenant requirement by a margin of 10% or less. The table also identifies the related credit facility, outstanding balance at March 31, 2012 and the next applicable future financial covenant requirement inclusive of adjustments to covenant requirements resulting from amendments executed subsequent to March 31, 2012.

The three right columns of the table provide the required minimum/maximum financial covenant, the financial covenant metric achieved based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 as originally filed (the “As Reported” column), and the financial covenant metric achieved based on the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2012 as amended (the “As Restated” column).

Period Ended					March 31, 2012
Credit Facility	Balance at March 31, 2012 (000’s)	Consolidated or Subsidiary Level Covenant Requirement	Financial Covenant	Measurement Period	Min/Max Financial Covenant Required	As Reported Financial Covenant Metric Achieved	As Restated Financial Covenant Metric Achieved
Gemino - Line of Credit	$6,717	Consolidated	FCCR	Quarterly	1.10	0.53	3.49
PrivateBank - Line of Credit (Bentonville LOC)	$1,308	Subsidiary	FCCR	Quarterly	1.05	2.16	0.89	**
PrivateBank - Mortgage Note - Valley River	$11,678	Subsidiary	EBITDAR(000’s)	Quarterly	$450	$702	$-4	*
		Consolidated	DSCR	Annual	n/a	n/a	n/a
Square 1 USDA - Term Note - Homestead	$3,578	Subsidiary	Current ratio	Quarterly	1.00	0.37	0.27	*
		Subsidiary	Maximum debt to net worth	Quarterly	9.00	7.57	14.34	*
		Subsidiary	Tangible net worth	Quarterly	10.0%	11.7%	6.5	%*
PrivateBank - Mortgage Note - Woodland Manor	$4,783	Subsidiary	Minimum quarterly EBITDAR (000’s)	Quarterly	$250	$301	$280
		Subsidiary	Minimum trailing twelve month FCCR	Quarterly	1.10	1.83	1.92

*            - Waiver or amendment for violation of covenant obtained.

**        - Loan balance was paid in full in Q3 2012. Amount was classified as current liability at Q1 2012.

Debt Covenant Compliance — June 30, 2012

As of June 30, 2012, the Company (including its consolidated variable interest entity) had 27 different credit facilities (credit facilities, mortgage notes, bonds and other credit obligations) outstanding that include various financial and administrative covenant requirements. Covenant requirements include, but are not limited to, fixed charge coverage ratios, debt service coverage ratios, minimum EBITDA or EBITDAR, current ratios and tangible net worth requirements. Certain financial covenant requirements are based on consolidated financial measurements whereas others are based on subsidiary level (i.e., facility, multiple facilities or a combination of subsidiaries comprising less than the Company’s consolidated financial measurements). Some covenants are based on annual financial metric measurements whereas others are based on monthly or quarterly financial metric measurements. The Company routinely tracks and monitors its compliance with its covenant requirements. In recent periods, including as of June 30, 2012, the Company has not been in compliance with certain financial and administrative covenants. For each instance of such non-compliance, the Company has obtained waivers or amendments to such requirements, including, as necessary, modifications to future covenant requirements or the elimination of certain requirements in future periods.

The following table includes financial covenant requirements as of the last measurement date as of or prior to June 30, 2012 where the Company was not in compliance with the financial covenant or it achieved compliance with the covenant requirement by a margin of 10% or less. The table also identifies the related credit facility, outstanding balance at June 30, 2012 and the next applicable future financial covenant requirement inclusive of adjustments to covenant requirements resulting from amendments executed subsequent to June 30, 2012.

The three right columns of the table provide the required minimum/maximum financial covenant, the financial covenant metric achieved based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 as originally filed (the “As Reported” column), and the financial covenant metric achieved based on the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2012 as amended (the “As Restated” column).

Period Ended					June 30, 2012
Credit Facility	Balance at June 30, 2012 (000’s)	Consolidated or Subsidiary Level Covenant Requirement	Financial Covenant	Measurement Period	Min/Max Financial Covenant Required	As Reported Financial Covenant Metric Achieved	As Restated Financial Covenant Metric Achieved
Gemino - Line of Credit	$7,041	Consolidated	FCCR	Quarterly	1.10	0.68	0.37	*
PrivateBank - Line of Credit (Bentonville LOC)	$1,900	Subsidiary	FCCR	Quarterly	1.05	1.54	2.69	**
PrivateBank - Mortgage Note - Valley River	$11,617	Subsidiary	EBITDAR(000’s)	Quarterly	$450	$460	$741
		Consolidated	DSCR	Annual	n/a	n/a	n/a
Square 1 USDA - Term Note - Homestead	$3,562	Subsidiary	Current ratio	Quarterly	1.00	0.38	0.28	*
		Subsidiary	Maximum debt to net worth	Quarterly	9.00	6.76	12.23	*
		Subsidiary	Tangible net worth	Quarterly	10.0%	12.9%	7.6	%*
PrivateBank - Term Debt - Certain Arkansas Facilities	$21,724	Subsidiary	EBITDAR (000’s)	Monthly	n/a	n/a	n/a	***
		Subsidiary	Fixed Charge Coverage Ratio (FCCR)	Quarterly	n/a	n/a	n/a	***
		Consolidated	DSCR	Annual	n/a	n/a	n/a	***
		Consolidated	Maximum Annual Leverage	Annual	n/a	n/a	n/a	***
PrivateBank - Mortgage Note - Woodland Manor	$4,758	Subsidiary	Minimum quarterly EBITDAR (000’s)	Quarterly	$250	$264	$228	*
		Subsidiary	Minimum trailing twelve month FCCR	Quarterly	1.10	1.82	1.64

*       - Waiver or amendment for violation of covenant obtained.

**        - Loan balance was paid in full in Q3 2012. Amount was classified as current liability at Q1 2012.

***   - Covenants commenced in future quarter

Debt Covenant Compliance — September 30, 2012

As of September 30, 2012, the Company (including its consolidated variable interest entity) had 30 different credit facilities (credit facilities, mortgage notes, bonds and other credit obligations) outstanding that include various financial and administrative covenant requirements. Covenant requirements include, but are not limited to, fixed charge coverage ratios, debt service coverage ratios, minimum EBITDA or EBITDAR, current ratios and tangible net worth requirements. Certain financial covenant requirements are based on consolidated financial measurements whereas others are based on subsidiary level (i.e., facility, multiple facilities or a combination of subsidiaries comprising less than the Company’s consolidated financial measurements). Some covenants are based on annual financial metric measurements whereas others are based on monthly or quarterly financial metric measurements. The Company routinely tracks and monitors its compliance with its covenant requirements. In recent periods, including as of September 30, 2012, the Company has not been in compliance with certain financial and administrative covenants. For each instance of such non-compliance, the Company has obtained waivers or amendments to such requirements, including, as necessary, modifications to future covenant requirements or the elimination of certain requirements in future periods.

The following table includes financial covenant requirements as of the last measurement date as of or prior to September 30, 2012 where the Company was not in compliance with the financial covenant or it achieved compliance with the covenant requirement by a margin of 10% or less. The table also identifies the related credit facility, outstanding balance at September 30, 2012 and the next applicable future financial covenant requirement inclusive of adjustments to covenant requirements resulting from amendments executed subsequent to September 30, 2012.

The three right columns of the table provide the required minimum/maximum financial covenant, the financial covenant metric achieved based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 as originally filed (the “As Reported” column), and the financial covenant metric achieved based on the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2012 as amended (the “As Restated” column).

Period Ended					September 30, 2012
Credit Facility	Balance at September 30, 2012 (000’s)	Consolidated or Subsidiary Level Covenant Requirement	Financial Covenant	Measurement Period	Min/Max Financial Covenant Required	As Reported Financial Covenant Metric Achieved	As Restated Financial Covenant Metric Achieved
Gemino - Line of Credit	$1,363	Consolidated	FCCR	Quarterly	1.10	1.16	1.19
PrivateBank - Line of Credit (Thomasville LOC)	$9,075	Subsidiary	Rent and debt service coverage ratio	Quarterly	n/a	n/a	n/a	***
		Consolidated	Guarantor minimum debt service coverage ratio (DSCR)	Annual	n/a	n/a	n/a	***
		Consolidated	Guarantor maximum leverage ratio	Annual	n/a	n/a	n/a	***
Contemporary Healthcare Capital - Term Note and Line of Credit - Companion Care	$5,000	Subsidiary	Minimum implied current ratio	Quarterly	n/a	n/a	n/a	***
		Subsidiary	Minimum liquidity (displayed in thousands)	Quarterly	n/a	n/a	n/a	***
PrivateBank - Mortgage Note - Valley River	$11,556	Subsidiary	EBITDAR(000’s)	Quarterly	$450	$714	$863
		Consolidated	DSCR	Annual	n/a	n/a	n/a
Square 1 USDA - Term Note - Homestead	$3,546	Subsidiary	Current ratio	Quarterly	1.00	0.31	0.23	*
		Subsidiary	Maximum debt to net worth	Quarterly	9.00	6.21	10.70	*
		Subsidiary	Tangible net worth	Quarterly	10.0%	13.9%	8.5	%*
PrivateBank - Term Debt - Certain Arkansas Facilities	$21,689	Subsidiary	EBITDAR (000’s)	Monthly	n/a	n/a	n/a	***
		Subsidiary	Fixed Charge Coverage Ratio (FCCR)	Quarterly	n/a	n/a	n/a	***
		Consolidated	DSCR	Annual	n/a	n/a	n/a	***
		Consolidated	Maximum Annual Leverage	Annual	n/a	n/a	n/a	***
PrivateBank - Mortgage Note - Glenvue	$6,580	Subsidiary	DSCR	Quarterly	1.35	2.95	2.23
		Consolidated	DSCR	Annual	n/a	n/a	n/a
		Consolidated	Maximum leverage	Annual	n/a	n/a	n/a
PrivateBank - Mortgage Note - Woodland Manor	$4,732	Subsidiary	Minimum quarterly EBITDAR (000’s)	Quarterly	$250	$287	$110	*
		Subsidiary	Minimum trailing twelve month FCCR	Quarterly	1.10	1.87	1.36

*             - Waiver or amendment for violation of covenant obtained.

***   - Covenants commenced in future quarter

Form 10-Q/A for the quarterly period ended September 30, 2012

Note 2. Restatement of Previously Issued Consolidated Financial Statements, page 11

6.                                      With the exceptions of adjustments related to management fees charged to certain variable interest entities and for “changes in accrued performance-based incentive obligation”, your material “other adjustments” presented on pages 11 through 17 appear to be related to “timing issues” and appear to adversely affect your interim results of operations. Please explain. Identify for us the particular weakness in disclosure controls and procedures and the changes and weakness in internal control that allowed such errors to go undetected at the original filing dates of your 2012 interim reports.

The following describes the particular weakness in disclosure controls and procedures and the changes that occurred during the year ended December 31, 2012 that allowed certain accounting errors and accounting estimates to go undetected.

Lack of Qualified and Decreased Number of Accounting Personnel

During the year ended December 31, 2012, the Company had turnover in key accounting positions, including VP of Finance, Controller, Manager of SEC Reporting, and Accounting Manager.  These positions remained open during the period with exception of the Controller, which was replaced during the third quarter of 2012.  In addition, there was significant turnover in the staff accounting positions during the period with a net decrease of three staff.

The Company did not maintain sufficient, adequately trained and qualified personnel with technical expertise in U.S. GAAP and financial reporting in its corporate accounting function.  As a result, the Company’s accounting personnel were unable to perform complete, comprehensive, timely and effective review and analysis, and management was unable to effectively review complex and/or non-routine transactions or the journal entries related thereto.   In the section titled “Management’s Report on Internal Control Over Financial Reporting” in the Company’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2012, management identified as material weaknesses in the Company’s internal control over financial reporting weaknesses in: (i) the Company’s ability to appropriately account for complex and non-routine transactions and (ii) the quality and sufficiency of the Company’s finance and accounting resources.  In response to these material weaknesses, the Company, among other things, hired a new Chief Financial Officer, VP Controller and Chief Accounting Officer, VP Facility Accounting and 16 new staff accountants with a net increase in five staff.

Increased Accounting Complexities Related to Acquisitions

During the year ended December 31, 2012, the Company acquired a total of eleven skilled nursing facilities and one assisted living facility bringing the Company’s number of facilities to 49 (4,996 total bed count) as of December 31, 2012 compared to 37 facilities (3,603 total bed count) as of December 31, 2011, which was 32% growth year-over-year.  In the fourth quarter of 2012, the Company entered into an agreement to sell six assisted living facilities located in Ohio and entered into a sublease arrangement to exit the operations of a skilled nursing facility in Jeffersonville, Georgia and were reported as discontinued operations in the Company’s financial statements.

Due to the accounting complexities relating to the increased acquisition activity during the year ended December 31, 2012, the following adjustments were required to correct the accounting errors that arose:

•                  The correction related to reclassification of capitalized intangible bed licenses and the associated amortization expense to goodwill during the 2012 period.

•                  The impairment of an office building acquired through a 2011 acquisition that was vacated and abandoned in the first quarter of 2012.

•                  The correction of certain operating and other costs incurred within the 2012 year that were incorrectly deferred or capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred.  The issues primarily relate to the misapplication of accounting principles related to two of the Company’s facilities.

Magnitude and Number of Required Adjustments at December 31, 2012 Year End

Due to the lack of qualified and number of key accounting personnel and the accounting complexities related to the increased acquisition activity during the year ended December 31, 2012, the Company’s accounting functions did not properly or timely record multiple transactions.  During the process of finalizing the Company’s consolidated financial statements for the year ended December 31, 2012, the Company identified accounting errors and certain accounting estimates for correction.  The related adjustments include the following items and are in addition to the adjustments due to accounting complexity discussed above:

•                  Revenue recognition adjustments to ensure proper recognition in the appropriate interim reporting period within the 2012 year.  The issues primarily relate to required adjustments due to changes in Medicaid reimbursement rates for certain facilities and the timing of recognition for state recoupments for Medicaid overpayments for certain facilities.

•                  Correction of certain payroll related operating expenses and other necessary adjustments to related accrued liabilities to ensure proper recognition in the appropriate interim reporting period within the 2012 year.  The issues primarily related to insufficient processes related to accounting for accrued vacation, the untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments, the untimely correction of a payroll accrual adjustment for a certain facility, and certain other resulting changes to the accrued performance-based incentive obligation due to the restatement impacts.

•                  Recognition of certain adjustments to the provision for bad debts in the appropriate interim reporting period within the 2012 year.  The issues primarily relate to required adjustments resulting from delays in collection efforts and lack of timely follow-up on patient accounts during 2012 for certain facilities and the timing of other necessary adjustments to the provision for bad debts.

•                  Recognition of expense related to direct care compensation obligations incurred for the facilities located in Arkansas to reflect proper recognition in the appropriate interim reporting period within the 2012 year.  The issue primarily relates to the misapplication of accounting principles.  The related expense and obligation were being recorded over the perceived requisite service period until the anticipated payment date.  However, the obligations should have been expensed immediately in the period incurred as the obligation related to prior services rendered.

Conclusion

Due to the number and magnitude of adjustments required, the Audit Committee, in consultation with management, concluded in March 2013 that: (i) the Company’s previously issued financial statements for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 (the “Relevant Financial Statements”) should no longer be relied upon due to errors in the Relevant Financial Statements identified in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2012; and (ii) therefore, the Company restated the Relevant Financial Statements.

7.                                      Explain for us why your “accrued performance-based incentive obligation” needed to be restated. Identify for us the classes of employees for whom this incentive obligation was reduced.

The Company restated the accrued performance-based incentive obligation because the Company performance goals that were required to be achieved in connection with the incentive obligation became unachievable due to the effects of the restatement of the financial statements to correct the accounting errors and certain accounting estimates.  Certain key corporate and regional employees were eligible to participate in the Company’s performance incentive plan based upon achievement of Company performance goals, including quality and delivery of clinical services, individual performance indicators and financial targets.  The accrued performance-based incentive bonus was eliminated at each of the interim periods for all eligible corporate and regional employees.

8.                                      Please revise your disclosure of your “other adjustments” in the June 30, and September 30, 2012 Forms 10-Q/A to include an explanation of why material corrections were made to your interest expense line item.

The following adjustments were made to the Interest expense, net line in the Company’s Quarterly Reports on Form 10-Q/A for each of the quarters ended June 30, 2012 and September 30, 2012:

June 30, 2012:  Interest expense, net — Adjustments totaling $350,000 for the three and six months ended June 30, 2012, respectively, related primarily to the following items:

•                  Correction of interest capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 was approximately $269,000 for the three and six months ended June 30, 2012.

•                  Recognition of expense related to the fair value of warrants granted to non-employees in connection with loan financing fees of approximately $81,000 for the three and six months ended June 30, 2012.

September 30, 2012:  Interest expense, net — Adjustments totaling $140,000 and $490,000 for the three and nine months ended September 30, 2012, respectively, related primarily to the following items:

•                  Correction of interest incorrectly capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 was approximately $82,000 and $351,000 for the three months and the nine months ended September 30, 2012, respectively.

•                  Recognition of expense related to the fair value of warrants granted to non-employees in connection with loan financing fees of approximately $83,000 and $164, 000 for the three and nine months ended September 30, 2012, respectively.

•                  Correction of $25,000 consulting expense originally recorded to Interest expense, net, reclassified to General and administrative for the three and nine months ended September 30, 2012.

The adjustments discussed above relating to the recognition of expense of the fair value of warrants granted to non-employees in connection with loan financing fees were explained under Deferred loan costs, net in Note 2 of the Company’s Quarterly Reports on Forms 10-Q/A for each of the quarters ended June 30, 2012 and September 30, 2012.  The correction of the consulting expense originally recorded to Interest expense, net and reclassified to General and administrative was also explained in the General and administrative in Note 2 of the Company’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2012.

The adjustments discussed above relating to incorrect capitalization of interest expense on the balance sheet were included in the explanation for the total amount of expense inadvertently capitalized on the balance sheet under Property and equipment, net in Note 2 of the Company’s Quarterly Reports on Forms 10-Q/A for each of the quarters ended June 30, 2012 and September 30, 2012, although they were not explained as an adjustment to Interest expense, net.  The Company believes that these clarifications to the adjustments with respect to Interest expense, net, are not material and, accordingly, respectfully requests that the Commission not require the Company to revise its disclosure of “Other Adjustments” in its Quarterly Reports on Form 10-Q/A for the quarterly periods ended June 30, 2012 and September 30, 2012.

9.                                      Please reconcile the component adjustments to costs of services expenses and general and administrative expenses for the nine months ended September 30, 2012 to the respective $5,656,000 and $(852,000) adjustments presented on page 16. It is not clear to us whether the disclosure of adjustments to costs of services expenses and general and administrative expenses on page 12 includes all material items.

The Company believes that all material items were included in the disclosure of adjustments to Costs of services expenses and General and administrative expenses for the nine months ended September 30, 2012 in the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2012.  The following table reconciles the adjustments to Costs of services expenses and General and administrative expenses for the nine months ended September 30, 2012:

(Amounts in 000’s)	Nine Months Ended September 30, 2012
Cost of services (exclusive of facility rent, depreciation and amortization):
1) Recognition of direct care compensation obligations incurred for the facilities located in Arkansas to reflect proper recognition in the appropriate interim reporting period with the 2012 year	$1,185
2) Recognition of certain payroll related operating expenses:
a) Incorrect accounting for accrued vacation	838
b) Untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments	123
3) Correction of certain operating and other costs incurred within the 2012 year that were incorrectly deferred or capitalized to the balance sheet that should have been expensed in the interim reporting period	940
4) Incorrect reversal of the expense associated with a state’s bed tax that should have been expensed in the interim reporting period in which the costs were incurred	984
5) Recognition of certain operating expenses that were not recorded in the interim reporting period	82
6) Untimely recording of payroll expense for a certain facility	112
7) Reversal of the eliminated management fee expense associated with the correction in the application of the Company’s accounting for certain variable interest entities	480
8) Recognition of certain adjustments to the provision for bad debts in the appropriate interim reporting period within the 2012 year:
a) Untimely recognition of state recoupments for Medicaid overpayments for certain facilities	403
b) Delayed collection efforts and lack of timely follow-up on open patient accounts in 2012 for certain facilities	721
c) Offset by the improper recognition of bad debt expense relating to managed care revenue	(212)
Total	$5,656

(Amounts in 000’s)	Nine Months Ended September 30, 2012
General and administrative:
1) Recognition of certain payroll related operating expenses and other necessary adjustments:
a) Reversal of expense relating to changes to the accrued performance-based incentive obligation	$(1,143)
b) Offset by expense recognition related to an adjustment to the fair value of warrants granted to non-employees	25
2) Incorrect expense capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 period	159
3) Incorrect accounting for accrued vacation	80
5) Untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments	2
6) Incorrect expense coding originally recorded to interest expense, net, reclassified to consulting fees in general and administrative	25
Total	$(852)

* * *

As requested by the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, each as amended by Amendment No. 1 thereto (collectively, the “Filings”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to the Company, at 404-420-4646.

Very truly yours,

/s/ Ronald W. Fleming
Ronald W. Fleming
Chief Financial Officer

Exhibit 1

ADCARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in 000’s)

	December 31,			2011 As Reported vs Pro Forma
	2012	2011		$	%
		As Reported	Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$15,937	$7,364	$7,184	$180	2.4%
Restricted cash and investments	1,742	1,883	1,883	—	0.0%
Accounts receivable, net	26,037	18,782	17,982	800	4.3%
Prepaid expenses and other	489	663	628	35	5.3%
Assets of disposal group held for sale	6,159	47	47	—	0.0%
Total current assets	50,364	28,739	27,724	1,015	3.5%

Restricted cash and investments	7,215	4,870	4,870	—	0.0%
Property and equipment, net	151,064	102,449	91,338	11,111	10.8%
Intangible assets - bed licenses	2,471	1,189	1,189	—	0.0%
Intangible assets - lease rights, net	6,844	8,460	8,460	—	0.0%
Goodwill	5,023	3,600	3,600	—	0.0%
Escrow deposits for acquisitions	—	3,172	3,172	—	0.0%
Lease deposits	1,720	1,685	1,741	(56)	-3.3%
Deferred loan costs, net	6,137	4,818	4,155	663	13.8%
Other assets	3,611	122	122	—	0.0%
Total assets	$234,449	$159,104	$146,371	$12,733	8.0%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of notes payable and other debt	$6,941	$4,566	$4,377	$189	4.1%
Current portion of convertible debt, net of discounts	10,948	—	—	—	0.0%
Revolving credit facilities and lines of credit	1,498	7,343	7,343	—	0.0%
Accounts payable	19,503	12,075	11,617	458	3.8%
Accrued expenses	13,730	9,881	9,524	357	3.6%
Liabilities of disposal group held for sale	3,662	240	240	—	0.0%
Total current liabilities	56,282	34,105	33,101	1,004	2.9%

Notes payable and other debt, net of current portion:
Senior debt, net of discounts	128,248	87,771	75,382	12,389	14.1%
Convertible debt, net of discounts	12,009	14,614	14,614	—	0.0%
Revolving credit facilities	7,706	1,308	1,308	—	0.0%
Other debt	864	1,400	1,400	—	0.0%
Derivative liability	3,630	1,889	1,889	—	0.0%
Other liabilities	1,394	2,438	2,438	—	0.0%
Deferred tax liability	104	86	86	—	0.0%
Total liabilities	210,237	143,611	130,218	13,393	9.3%

Commitments and contingencies

Preferred stock, no par value; 1,000 shares authorized; 450 shares issued and outstanding at December 31, 2012, redemption amount $11,250, no shares issued or outstanding at December 31, 2011	9,159	—	—	—	0.0%

Stockholders’ equity
Common stock and additional paid-in-capital, no par value; 29,000 shares authorized; 14,659 and 12,803 shares issued and outstanding at December 31, 2012 and 2011, respectively	41,644	35,047	35,047	—	0.0%
Accumulated deficit	(25,753)	(18,713)	(18,713)	—	0.0%
Total stockholders’ equity	15,891	16,334	16,334	—	0
Noncontrolling interest in subsidiaries	(838)	(841)	(181)	(660)	78.5%
Total equity	15,053	15,493	16,153	(660)	-4.3%
Total liabilities and equity	$234,449	$159,104	$146,371	$12,733	8.0%

Debt to equity	10.59	7.16	6.39		11%
Working capital	0.89	0.84	0.84

Exhibit 2

ADCARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in 000’s)

	Years Ended December 31,			2011 As Reported vs Pro Forma
	2012	2011		$	%
		As Reported	Pro Forma

Revenues:
Patient care revenues	$199,502	$136,592	$131,490	$5,102	3.7%
Management revenues	2,156	1,620	1,875	(255)	-15.7%
Total revenues	201,658	138,212	133,365	4,847	3.5%
Expenses:
Cost of services (exclusive of facility rent, depreciation, and amortization)	168,207	111,819	107,861	3,958	3.5%
General and administrative expenses	17,005	13,281	13,173	108	0.8%
Facility rent expense	7,689	7,193	7,193	—	0.0%
Depreciation and amortization	6,805	3,359	3,146	213	6.3%
Salary retirement and continuation costs	43	1,451	1,451	—	0.0%
Total expenses	199,749	137,103	132,824	4,279	3.1%
Income from Operations	1,909	1,109	541	568	51.2%

Other Income (Expense):
Interest expense, net	(13,224)	(7,381)	(6,915)	(466)	6.3%
Acquisition costs, net of gains	(1,962)	(1,163)	(401)	(762)	65.5%
Derivative (loss) gain	(1,741)	957	957	—	0.0%
Gain (loss) on extinguishment of debt	500	(141)	(141)	—	0.0%
Gain (loss) on disposal of assets	2	(111)	(111)	—	0.0%
Other income (expense)	(124)	551	551	—	0.0%
Total other expense, net	(16,549)	(7,288)	(6,060)	(1,228)	16.8%
Loss from Continuing Operations Before Income Taxes	(14,640)	(6,179)	(5,519)	(660)	10.7%
Income tax expense	(97)	(215)	(215)	—	0.0%
Loss from Continuing Operations	(14,737)	(6,394)	(5,734)	(660)	10.3%
Income (Loss) from Discontinued Operations, net of tax	7,197	(1,158)	(1,158)	—	0.0%
Net Loss	(7,540)	(7,552)	(6,892)	(660)	8.7%
Net Loss Attributable to Noncontrolling Interest	656	1,388	728	660	47.6%
Net Loss Attributable to AdCare Health Systems, Inc.	(6,884)	(6,164)	(6,164)	—	0.0%
Preferred Stock Dividend	(156)	—	—	—	0.0%
Net Loss Attributable to AdCare Health Systems, Inc. Common Stockholders	$(7,040)	$(6,164)	$(6,164)	$—	0.0%
Revenue growth		1.46	1.51

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS AND ADJUSTED EBITDAR FROM CONTINUING OPERATIONS

Net Loss	$(7,540)	$(7,552)	$(6,892)	$(660)	8.7%
Impact of discontinued operations	7,197	(1,158)	(1,158)	—	0.0%
Net Loss from continuing operations	(14,737)	(6,394)	(5,734)	(660)	10.3%
Interest expense, net	13,224	7,381	6,915	466	6.3%
Income tax expense	97	215	215	—	0.0%
Amortization of stock based compensation	937	1,019	1,019	—	0.0%
Depreciation and amortization	6,805	3,359	3,146	213	6.3%
Acquisition costs, net of gains	1,962	1,163	401	762	65.5%
Derivative (gain) loss	1,741	(957)	(957)	—	0.0%
(Gain) loss on disposal of assets	(2)	111	111	—	0.0%
Other non-routine Adjustments	(559)	(632)	(632)	—	0.0%
Salary retirement and continuation costs	43	1,451	1,451	—	0.0%
Adjusted EBITDA from continuing operations	9,511	6,716	5,935	781	11.6%
Facility rent expense	7,689	7,193	7,193	—	0.0%
Adjusted EBITDAR from continuing operations	$17,200	$13,909	$13,128	$781	5.6%
Adjusted EBITDAR from continuing operations as percentage of revenue	8.5%	10.1%	9.8%

Net loss attributable to Adcare Health Systems, Inc. Common Stockholders:
Basic:
Continuing operations	$(1.01)	$(0.48)	$(0.48)
Discontinued operations	0.51	(0.11)	(0.11)
	$(0.50)	$(0.59)	$(0.59)
Diluted:
Continuing operations	$(1.01)	$(0.48)	$(0.48)
Discontinued operations	0.51	(0.11)	(0.11)
	$(0.50)	$(0.59)	$(0.59)
Weighted Average Common Shares Outstanding:
Basic	14,030	10,491	10,491
Diluted	14,030	10,491	10,491